Filed by LandAmerica Financial Group, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: LandAmerica Financial Group, Inc.
Commission File No. 1-13990

          On November 7, 2008, LandAmerica Financial Group, Inc. (“LandAmerica”) distributed the following letter from Theodore L. Chandler, Jr., Chairman and CEO of LandAmerica, and the following Employee Q&A to LandAmerica’s employees:

Letter from Theodore L. Chandler, Jr.

Since the middle of last year, we have been operating in the midst of a severely depressed market with declining property values, little new construction and more recently, an acute credit freeze. The confluence of these events has combined to negatively impact our financial strength. We are in a market unlike any other ever experienced.

Market conditions have affected our business in such a way that it is best for us to join forces with another company. Our board of directors has chosen to accept an offer from an industry player with great financial strength, Fidelity National Financial, who will add LandAmerica to its family of companies. Fidelity is a leading provider of title insurance, specialty insurance, claims management services and information services as well as one of the nation’s largest title insurance companies through its title insurance underwriters - Fidelity National Title, Chicago Title, Ticor Title, Security Union Title and Alamo Title - that issue approximately 27 percent of all title insurance policies in the United States. The boards of both companies have approved this combination and we will seek shareholder, regulatory and other approvals in the upcoming weeks.

We are fortunate to have the opportunity to join with Fidelity to create a global operation that will be the strongest and most financially sound company in our space. Pairing our customer service reputation and solid market presence with the financial strength of Fidelity’s current family of companies ensures greater success and opportunities for us in these volatile and uncertain times.

We have taken great pride in building a principled organization dedicated to superior service delivered by talented specialists. As we’ve worked through the years to become the premier provider of real estate transaction services, we transformed ourselves from a single product orientation to a company that offers a comprehensive set of services around the real estate transaction. We’ve accomplished quite a lot together as an independent company.

A transaction of this size generally takes many months to close. Remember, too, that we have a responsibility to our customers and employees to be as effective and efficient as we can be in this environment. Accordingly, the Executive Leadership Team continues to analyze and act on cost reductions appropriate for current market conditions on a real time basis.

As we move forward with Fidelity to face the challenges of this difficult market, we are in a better position to strengthen our business and prosper together. We need you on board to win in the marketplace. Thank you for your continued commitment to our success.

Ted

Theodore L. Chandler, Jr.
Chairman and CEO
LandAmerica

Important Merger Information

In connection with the proposed merger, Fidelity National will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of LFG that also constitutes a prospectus of Fidelity National. LFG will mail the proxy statement/prospectus to its stockholders. Fidelity National and LFG urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website www.sec.gov. once such documents are filed with the SEC. You may also obtain these documents, free of charge, from Fidelity National’s website at www.fnf.com under the tab “Investor Relations” and then under the item “SEC Filings”. You may also obtain these documents, free of charge, from LandAmerica’s website at www.landam.com under the heading “Investor Information” and then under the tab “SEC Filings”. Fidelity National, LandAmerica and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from LandAmerica stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of such stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Fidelity National’s executive officers and directors in its definitive proxy statement filed with the SEC on April 15, 2008. You can find information about LandAmerica’s executive officers and directors in its definitive proxy statement filed with the SEC on March 24, 2008. You can obtain free copies of these documents from Fidelity National and LandAmerica using the contact information above.

Employee Q&A

A Combination to Strengthen Our Business
Employee Q&A

Why are we merging with Fidelity?
As our CEO Ted Chandler noted in the press release, “The unprecedented credit freeze and depressed real estate market have negatively impacted our business to the point that it has become increasingly difficult for LandAmerica to remain an independent public company. We are pleased to join the FNF family of companies and believe that this combination is in the best interest of our shareholders, customers and employees. We look forward to the opportunity to bring the strength of our combined capabilities to the marketplace.”

What is the Fidelity merger?
Under the definitive merger agreement we signed with Fidelity, Fidelity will acquire LandAmerica, and LandAmerica shareholders will receive 0.993 shares of Fidelity common stock for each share of LFG common stock they hold when the merger is completed.

What is the current status of the transaction?
The merger agreement has been approved by the Boards of Directors of both companies. Completion of the merger is subject to a number of conditions that include receipt of LandAmerica stockholder approval, receipt of regulatory approvals, the sale of Centennial Bank and other conditions. In addition, Fidelity has a due diligence contingency that permits them to terminate the agreement on or before November 21, 2008. While we can offer no assurance when the closing will occur, Fidelity’s CEO indicated on the investor call that “the intention of the due diligence period is not to find a reason not to do the transaction but to validate what we believe we know about LandAmerica’s systems and people.” He also indicated closing might occur as soon as February 28 and the most likely date would be March 31, 2009.

Is the transaction with Fidelity a good fit for LandAmerica employees?
The transaction with Fidelity will create the industry’s strongest, most financially sound title insurer. We expect that employees will find it an exciting place to be. When comparing the two companies, you will see our Guiding Principles and Service Standards in Fidelity’s six Corporate Precepts:

Guiding Principles	Corporate Precepts
Personal Values Integrity Respect for the Individual

Autonomy and Entrepreneurship
Provide employees with levels of authority based on their responsibilities, then empower them to make decisions and resolve problems as close as possible to the point of client contact.

Bias for Action
Analyze tasks, reach decisions and implement solutions as soon as possible. Challenge all assumptions and strive continuously for improvement. Be accessible, responsible and decisive. Take ownership of all problems and accept all challenges.

Drive for Excellence Customer Satisfaction Continuous Improvement Pursuit of Ideas

Guiding Principles (continued)	Corporate Precepts (continued)
Management Practice Clear Goals and Objectives Frequent and Open Communication Employee Development Teamwork Responsible Corporate Citizenship	Customer-Oriented and Motivated
Offer clients meaningful, customized products and services, the expertise and passion for finding solutions to customers’ problems, and the desire to establish long-term business relationships based on a mutual exchange of value.

Minimize Bureaucracy
Maintain a lean management structure in which performance, productivity and problem resolution are the priorities, as well as the basis, for success and achievement.

Employee Ownership
Encourage employee ownership of company stock to strengthen employee commitment and ensure a common purpose among shareholders, management and employees.

Highest Standard of Conduct
Adhere to all related laws, regulations and principles of conduct to protect the public’s trust, ensure conscientious performance and preserve the Company’s legacy of honesty and strong ethical standards.
Service Standards
Courteous Responsive Trustworthy Accurate Accountable

Will there be any changes in our executive management?
More than likely. Upon closing, Ted will join the Fidelity Board of Directors and serve as Vice Chairman. Once we know the status of the rest of the executive leadership team, we will share that information.

What will we be called?
LandAmerica will be one of three strong brands in the Fidelity family of companies along with Fidelity National Title and Chicago Title. Like us, Fidelity is also fusing certain brands, and we will continue with our Brand Fusion activities so that ultimately we face the market as LandAmerica.

Will my job be eliminated?
We will be forming a transition team with representatives from both companies to create an integration plan. We understand that the foremost question on your mind is whether you will have a job in the new organization. Until the transition team puts together an integration plan, we can’t answer that question. We still need to stay focused on our customers and do our best to deliver a strong operation at closing. Fidelity’s CEO indicated on the investor call that they want to take “best of both companies to be stronger at the end of the day.”

Who is on the transition team?
Participants from both companies will be identified in the coming days, and we will update you periodically on our progress.

Will my office close?
Should there be redundancies in office locations, the transition team will look at the profitability of those offices and make a recommendation as to which offices should close. We may still close certain offices as a result of our cost reduction efforts driven by the difficult market conditions.

Will my tenure with LandAmerica carry over to Fidelity?
Yes. In general, we expect that your years of service with LandAmerica will carry forward if we become part of the Fidelity family of companies.

Will we switch to the Fidelity benefits program?
For now, you will remain on the LandAmerica benefits program. If the merger is completed, Fidelity will communicate its benefit plans and enrollment process to you.

What about payroll? Will my paycheck come from Fidelity?
Your paycheck will come from LandAmerica until after the transaction closes and for some period of time thereafter. As we work through the transition, we will inform you of any changes related to your paycheck.

Are any changes expected in compensation or incentives?
Current compensation programs will continue and, as always, are subject to review and revision consistent with internal, economic and competitive market conditions.

What are the holiday, vacation and sick time policies for the new organization?
We will remain on LandAmerica’s holiday schedules and PTO plan until the transaction closes and for some period of time thereafter. Fidelity recognizes 10 company-paid holidays per year. Vacation time is accrued based on years of service. Vacation plan specifics vary from state to state.

What happens to my 401(k)?
Our 401(k) plan will continue and, if the merger is completed, we expect that Fidelity will communicate information about its 401(k) plan and other benefits at that time.

What happens to the stock I’ve acquired through the Stock Purchase Plan?
As a shareholder, you will receive 0.993 shares of Fidelity for every one share of LandAmerica stock if the merger is completed. Fidelity is pleased to provide you with a convenient method of increasing your ownership in the company. The Employee Stock Purchase Plan provides you with an opportunity to purchase units of Company common stock through payroll deductions with after tax-dollars. After one year of participation, the company matches 50% on the dollars contributed for officers and employees with ten years of service or 33% match for all other participants.

Important Merger Information
In connection with the proposed merger, Fidelity National will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of LFG that also constitutes a prospectus of Fidelity National. LFG will mail the proxy statement/prospectus to its stockholders. Fidelity National and LFG urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website www.sec.gov. once such documents are filed with the SEC. You may also obtain these documents, free of charge, from Fidelity National’s website at www.fnf.com under the tab “Investor Relations” and then under the item “SEC Filings”. You may also obtain these documents, free of charge, from LandAmerica’s website at www.landam.com under the heading “Investor Information” and then under the tab “SEC Filings”.

Fidelity National, LandAmerica and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from LandAmerica stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of such stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Fidelity National’s executive officers and directors in its definitive proxy statement filed with the SEC on April 15, 2008. You can find information about LandAmerica’s executive officers and directors in its definitive proxy statement filed with the SEC on March 24, 2008. You can obtain free copies of these documents from Fidelity National and LandAmerica using the contact information above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements
The Company cautions readers that the statements contained herein regarding the Company’s future financial condition, results of operations, future business plans, operations, opportunities or prospects, including any factors which may affect future earnings, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based upon management’s current knowledge and assumptions about future events and involve risks and uncertainties that could cause actual results, performance or achievements to be materially different from any anticipated results, performance or achievements, expressed or implied by such forward-looking statements. Such risks and uncertainties include:

  the Company’s results of operations and financial condition are susceptible to changes in mortgage interest rates, the availability of mortgage financing and general economic conditions;
  changes to the participants in the secondary mortgage market could affect the demand for title insurance products;
  the Company is subject to government regulation;
  heightened regulatory scrutiny of the Company and the title insurance industry, including any future resulting reductions in the pricing of title insurance products and services, could materially and adversely affect the Company’s business, operating results and financial condition;
  adverse market conditions may significantly affect the Company’s ability to meet its liquidity needs;
  adverse changes in general business or economic conditions generally or specifically in the principal markets in which the Company does business could adversely impact the Company’s business;

  the Company may not be able to fuel its growth through acquisitions;
  the Company’s inability to integrate and manage successfully its acquired businesses could adversely affect its business, operating results and financial condition;
  customer loss and business disruption as a result of the pendency of the LandAmerica/Fidelity merger, including without limitation difficulties in maintaining relationships with employees, and merger-related expenses, may be greater than expected;
  completion of the merger is subject to the satisfaction of various conditions to closing set forth in the definitive merger agreement between the Company and Fidelity, including without limitation receipt of the Company’s shareholder approval, and the merger may not be completed on the anticipated schedule or at all;
  if the merger is completed, the success of the LandAmerica/Fidelity merger is subject to risks and uncertainties, including without limitation the risk that Fidelity may not be able to achieve the expected cost savings, synergies and other strategic benefits from the proposed transaction or may take longer to achieve the cost savings, synergies and benefits than expected, and the integration of the Company with Fidelity’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected;
  regulatory non-compliance, fraud or defalcations by the Company’s title insurance agents or employees could adversely affect its business, operating results and financial condition;
  competition in the Company’s industry affects its revenue;
  significant industry changes and new product and service introductions require timely and cost-effective responses;
  the Company’s litigation risks include substantial claims by large classes of claimants;
  the Company’s claims experience may require it to increase its provision for title losses or to record additional reserves, either of which may adversely affect its earnings;
  key accounting and essential product delivery systems are concentrated in a few locations;
  provisions of the Company’s articles of incorporation and bylaws and applicable state corporation, insurance and banking laws could limit another party’s ability to acquire the Company and could deprive shareholders of the opportunity to obtain a takeover premium for shares of common stock owned by them;
  the Company’s future success depends on its ability to continue to attract and retain qualified employees;
  the Company’s conduct of business in foreign markets creates financial and operational risks and uncertainties that may materially and adversely affect its business, operating results and financial condition; and
  various external factors including general market conditions, governmental actions, economic reports and shareholder activism may affect the trading volatility and price of the Company’s common stock.

For a description of factors that may cause actual results to differ materially from such forward-looking statements, see the Company’s Annual Report on Form 10-K for the full year 2007 and other reports from time to time filed with or furnished to the Securities and Exchange Commission. The Company cautions investors not to place undue reliance on any forward-looking statements as these statements speak only as of the date when made. The Company undertakes no obligation to update any forward-looking statements made in this communication.